November 3, 2005



Mr. William E. Prince
Chief Executive Officer and Principal Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina  29566


	Re:	Integrated Environmental Technologies, Ltd.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
		Forms 10-QSB for Fiscal Quarters
      Ended March 31, 2005 and June 30, 2005
      Filed May 17, 2005 and August 19, 2005
      Response Letter Dated October 11, 2005
		File No. 0-26309

		Form SB-2
		Filed October 3, 2005
		File No. 333-128759


Dear Mr. William E. Prince:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-1

1. We reviewed your response to prior comment number two and are unable to agree with your conclusion to address our comment in future filings. We, therefore, reissue prior comment number two. Please request that your auditors revise their report to reflect the name and signature of your independent auditors such that the report fully complies with Rule 2-02(a) of Regulation S-X. Refer to Note 2 to
Item 310 of Regulation S-B.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

2. It is unclear from your response to prior comment number three how you intend to correct in future filings the disclosure of the non cash financing activity for a reverse stock split. Please address our prior comment in more detail by specifically identifying the nature of this disclosure and how you intend to modify the disclosure.

Note 1 - Significant Accounting Policies, page F6

Organization and business

3. We reviewed your response to prior comment number four and are unable to agree with your conclusions. We, therefore, reissue prior comment number four.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Note 3 - Notes Payable, page 4

4. We understand that on June 16, 2005, you entered into a promissory note agreement to extend the maturity of your note with United Capital Group to January 16, 2006. We note that as part of that agreement the note holder has the ability to convert the note into shares of your common stock. Please describe in more detail the terms of this note and its conversion feature. Tell us how you accounted for this portion of the agreement. Cite any applicable accounting literature in your response.


Form 8-K, Filed October 14, 2005

5. We note your announcement regarding the sale of an EcaFloTM
Model
080 and your disclosure that this sale is currently outside of your
License Agreement with Electro-Chemical Technologies, Ltd. ("Licensor"). Please explain to us the meaning of your statement that you are "relying on verbal representations made by the Licensor that [you are] free to explore additional usages prior to
modifying
the original license agreement."  In your response, tell us how you
have accounted for this sale and the impact, if any, that this situation has on your accounting treatment. This comment also applies to your announcement in your Form 8-K filed October 12, 2005 regarding the sale of an EcaFloTM Model 40.

Form SB-2, Filed October 3, 2005

General

6. Please note that we have limited our review of your Form SB-2 filed on
October 3, 2005 to compliance with our comments issued on your Form
10-KSB for the year ended December 31, 2004. We will not be in a position to declare the registration statement effective until all comments have been addressed.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas at (202) 551-3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Tangela Richter at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. William E. Prince
Integrated Environmental Technologies, Ltd.
November 3, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010